Exhibit 15.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-253253, 333-236903, 333-230467, 333-223848, and 333-187096) of Nokia Corporation of our report dated 5 March 2020 relating to the consolidated financial statements, (i) except for the change in the manner in which the Company accounts for other operating income and expenses discussed in Note 2 to the consolidated financial statements, as to which the date is 4 March 2021 and (ii) except for the change in the manner in which the Company accounts for foreign exchange hedging of cash and cash flows and the change in the manner in which the Company reports its segment information discussed in Note 2 and Note 5 to the consolidated financial statements, as to which the date is 3 March 2022, which appears in this Form 20-F.

/s/ PricewaterhouseCoopers Oy

PricewaterhouseCoopers Oy
Helsinki, Finland
3 March 2022